June 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Triumph Group, Inc. (the “Company”)

Registration Statement on Form S-3

File No. 333-239098

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-239098) filed by Triumph Group, Inc. on June 11, 2020 (the “Registration Statement”).

Pursuant to Rule 473(c) under the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) under the Act is hereby incorporated onto the facing page of the Registration Statement immediately following the calculation of the registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

Should you have any questions regarding this delaying amendments or the Registration Statement, please contact Michael J. Zeidel, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3259.

TRIUMPH GROUP, INC.

/s/ James F. McCabe, Jr.
James F. McCabe, Jr.
Senior Vice President, Chief Financial Officer

Cc: Michael J. Zeidel, Esq.

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